[Letterhead of Cleary Gottlieb Steen & Hamilton LLP]

Writer's Direct Dial: 212-225-2510 E-Mail: wgorin@cgsh.com

March 24, 2006

BY EDGAR AND FEDERAL EXPRESS

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Mail Stop 0407

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Sony Corporation Form 20-F for the fiscal year ended March 31, 2005 Filed June 23, 2005 File Number: 1-06439

Dear Mr. Spirgel:

On behalf of our client Sony Corporation (“Sony”), we set forth herein responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) contained in its letter dated February 24, 2006 with respect to the above referenced Annual Report on Form 20-F for the fiscal year ended March 31, 2005.

Mr. Larry Spirgel, p. 2

Products and Services, page 17

1.	As previously requested, please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under federal securities laws of the United States.

As requested by the staff, we include as Annex I a letter from the General Counsel of Sony which sets forth the requested acknowledgements.

Products and Services, page 17

2.

Please refer to prior comment 1. We understand that you provide various reports of your operating segments to your CODM and some of these reports provide product category information. You state that the product category information “is not necessarily used by the CODM to make decisions on the management of the product category groups” but the “information on the results of specific product lines is primarily used by the segment manager.” If the CODM receives the discrete information on each product category groups, there is a presumption that the CODM uses such information and each category groups are operating segments under paragraphs 10-15 of FAS 131. Please provide us copies of the reports provided to the CODM.

On behalf of Sony, we are transmitting under separate cover, and on a confidential and supplemental basis, copies of one representative month of periodic accounting/financial reports that were provided to the CODM during FY 2004 (fiscal year ended March 31, 2005) (“the submitted reports”) as well as an example of a key accounting/financial report that is provided to the current CODM in the current fiscal year (fiscal year ending March 31, 2006).

As is evident from the submission, the information provided in the submitted reports did not necessarily correspond in form to the product category information provided in Sony’s Annual Report on Form 20-F, as the Electronics Segment was not managed along the strict product category lines that were reported. Generally, internal management reports reflected either management responsibilities or legal entities rather than the particular product category

Mr. Larry Spirgel, p. 3

information that was reported in the Form 20-F. For example, in FY 2004 there was not a specific individual who was responsible for the product categories “Information and Communications” or “Video” identified on page 17 in the Form 20-F. Rather, an individual was generally responsible for a group of products that either were only a part of or cut across the various product categories identified in the Form 20-F. That is, from time to time a single manager might have been responsible for certain products in “Information and Communications” and certain products in “Video”. As a result, the product categories “Information and Communications” and “Video” were not managed as separate business lines or operating segments and generally were not reported to the CODM in that manner.

More generally, as evidenced by the submitted reports, the amount of information that was provided to the CODM was significant, as the CODM was copied along with many other executives on a range of accounting/financial reports (in addition to receiving numerous other periodic business reports, meeting presentations and updates). Given the amount and nature of information provided, Sony believes it is evident that the CODM did not have the need or time to review in detail all of the submitted reports. Rather, the CODM’s focus was generally on high-level information, and he relied upon others to monitor the more detailed information such as product, product line, and product category information.

The submitted reports were created to meet a variety of different management needs as they were often distributed to a wide range of management. None of the submitted reports was prepared solely for the CODM’s use; instead, he was just one of many addressees or copied recipients. Several of the submitted reports provided detailed information on the Electronics Segment. Though these reports were distributed to the CODM, they were primarily created for the use of those in the Electronics Segment.

In pertinent respects, FY 2004 was not a “standard” one for Sony organizationally. Traditionally, and currently, there is a single individual responsible for the Electronics business, whose responsibility is to manage all of the product categories and allocate resources among them. However, during FY 2004, that position was divided among a few senior electronics executives with shifting responsibilities. Their responsibilities cut across

Mr. Larry Spirgel, p. 4

the product categories listed in the Form 20-F as well. That arrangement terminated at the end of March 2005. Since April 2005, and at the time the Form 20-F for FY 2004 was filed in June 2005, Dr. Ryoji Chubachi has been the Electronics CEO with responsibility for overseeing all of Electronics, reporting to the CODM.

Dr. Chubachi is the current segment manager for the Electronics business. As the Electronics CEO, he has significant authority over the Electronics business, as all of the Electronics business unit managers report to him and he has considerable authority with respect to investments, capital expenditures, product decisions, procurement and product pricing. It is the responsibility of the Electronics CEO to allocate the resources (i.e., financial, engineering, personnel, capacity, etc.) within the Electronics business, and he is relied upon by the CODM for that purpose.

Since June 2005 when a new Sony Corporation CEO (“the Sony CEO”) was named, the number and scope of accounting/financial reports copied to the Sony CEO has dropped significantly. For example, of the eleven submitted reports provided to the previous Sony CEO, four are not provided to the current Sony CEO; two of these related primarily to the Electronics business (Reports No. 4 and 5) and are now circulated only to the Electronics CEO (in his role as segment manager) and his subordinates. Of the accounting/financial reports now provided to the current Sony CEO in his role as CODM, the primary focus is on the report labeled Consolidated Accounting Report (Report No. 12). The scope of this report, which is now prepared in English, has been reduced from the version provided to the previous Sony CEO (Report No. 3), which was in Japanese and widely circulated. The most significant change is found in the narrative portion of this report, which has been reduced to provide a more high-level summary of Sony’s consolidated operations and is used by the CODM to obtain an overview of the company’s operations as a whole and to help enable him to determine how resources should be allocated among the operating segments. This report contains sales information for product lines, which provides the CODM with additional information on the performance of the Electronics business that the CODM can discuss with the Electronics CEO and others. However, this report does not provide the Sony CEO with the more detailed information that would be required to assess the performance of each

Mr. Larry Spirgel, p. 5

product line and manage the product groups. Sony believes that this is evidence that the CODM’s focus is not on the management of individual product lines but on overall performance of the business.

A more detailed version of this same Consolidated Accounting Report, which provides additional information on the Electronics business, still is circulated to the Electronics CEO (segment manager) and other Electronics executives for the purpose of their management of the Electronics business, but it is not circulated to the CODM. This detailed version (which is similar to Report No. 3), along with the other reports that continue to be provided to the Electronics CEO and his subordinates but not the Sony CEO (Reports No. 4 and 5), provide more detailed information on sales and profitability of individual products that is used by the Electronics CEO to manage the resources of the Electronics business.

The product information that is disclosed in the Form 20-F is intended to provide the information required by paragraph 37 of FAS 131. For the reason discussed herein, Sony does not believe that the product categories as disclosed in the Form 20-F reflect true operating segments as defined in paragraphs 10 to 15 in FAS 131.

Note 16(2). Convertible Bond Plan, page F-51

3.	In future filings, please provide a separate disclosure of the convertible bond plan and each share-based plan in a format similar to paragraph A240 of SFAS 123(R).

Sony will adopt the measurement and disclosure provisions of SFAS 123(R) for the fiscal year beginning April 1, 2006.  Sony will provide separate disclosure of the convertible bond plan following the guidance in Paragraph 47 of SFAS 123 for the year ending March 31, 2006.

Mr. Larry Spirgel, p. 6

Note 22. Variable Interest Entities, page F-65

4.

We note that you own 45% of MGM Holdings’ common stock and a “significant amount” of senior preferred voting stock. Please tell us your total voting interest in relation to the total outstanding voting shares excluding the effect of dilutive common stock equivalents.

Sony wishes to clarify that the only shares of MGM Holdings, Inc. (“Holdings”) that have voting rights are the Class A common shares and Class B common shares (which are associated with the detachable warrants). The senior preferred shares do not have voting rights, except as provided by law. Excluding the dilutive effects of common stock equivalents, Sony currently holds 45% of the total outstanding voting shares of Holdings. Please see the attached Annex II for a schedule which outlines the share ownership of Holdings’ common and senior preferred shares.

*****

Please call Nicole Seligman, Executive Vice President and General Counsel, Sony Corporation at 212-833-4838, Mr. Dennis Neider, Partner, PricewaterhouseCoopers LLP at 973-236-4996 or me at 212-225-2510 to discuss any questions or comments you may have on this response.

Very truly yours,

/s/ William F. Gorin
William F. Gorin

cc:	Mr. Dean Suehiro, Senior Staff Accountant, Division of Corporation Finance, Securities and Exchange Commission

Ms. Kathryn T. Jacobson, Staff Accountant, Division of Corporation Finance, Securities and Exchange Commission

Mr. Nobuyuki Oneda, Executive Vice President and Chief Financial Officer, Sony Corporation

Ms. Nicole Seligman, Executive Vice President and General Counsel, Sony Corporation

Mr. Dennis Neider, Partner, PricewaterhouseCoopers LLP

Annex I

[Letterhead of Sony Corporation]

March 24, 2006

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Mail Stop 0407

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Sony Corporation Form 20-F for the fiscal year ended March 31, 2005 Filed June 23, 2005 File Number: 1-06439

Dear Mr. Spirgel:

Reference is made to your letter to Sony Corporation (the “company”) dated February 24, 2006.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,

/s/ Nicole K. Seligman
Nicole K. Seligman
Executive Vice President and General Counsel

cc:	Mr. Dean Suehiro, Senior Staff Accountant, Division of Corporation Finance, Securities and Exchange Commission

Ms. Kathryn T. Jacobson, Staff Accountant, Division of Corporation Finance, Securities and Exchange Commission

Mr. Nobuyuki Oneda, Executive Vice President and Chief Financial Officer, Sony Corporation

MGM Holdings, Inc.										ANNEX II
Capital Structure of Common and Senior Preferred Shares

Number of Shares

	Class A Common Shares		Class B Common Shares		Total Voting Shares		Senior Preferred Shares		Total Shares
	Voting		Voting				Nonvoting
	Shares	% of Class	Shares	% of Class	Shares	% of Class	Shares	% of Class	Shares	% of Class

Sony Corporation	237,200,000	45.0%	100	20.0%	237,200,100	45.0%	19,800	2.6%	237,219,900	44.9%
Other Investors	289,900,000	55.0%	400	80.0%	289,900,400	55.0%	738,000	97.4%	290,638,400	55.1%

	527,100,000	100.0%	500	100.0%	527,100,500	100.0%	757,800	100.0%	527,858,300	100.0%

Acquisition Cost

	Class A Common Shares		Class B Common Shares		Total Voting Shares		Senior Preferred Shares		Total Shares
	Voting		Voting				Nonvoting
	Cost	% of Class	Cost	% of Class	Cost	% of Class	Cost	% of Class	Cost	% of Class

Sony Corporation	$ 237,200,000	45.0%	$100	20.0%	$ 237,200,100	45.0%	$ 19,800,000	2.6%	$ 257,000,100	20.0%
Other Investors	289,900,000	55.0%	400	80.0%	289,900,400	55.0%	738,000,000	97.4%	1,027,900,400	80.0%

	$ 527,100,000	100.0%	$500	100.0%	$ 527,100,500	100.0%	$ 757,800,000	100.0%	$ 1,284,900,500	100.0%

Current Board Seats - Voting

	# of Seats	% of Seats

Sony Corporation*	2	15.4%
Management	1	7.7%
Other Investors	10	76.9%

	13	100.0%

* Sony also has one Nonvoting Member on the Board.